Exhibit 99.1

JOYY Reports Fourth Quarter and Full Year 2022 Unaudited Financial Results

Singapore, March 16, 2023 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global video-based social media company, today announced its unaudited financial results for the fourth quarter and full year of 2022.

Fourth Quarter 2022 Financial Highlights1

●	Net revenues were US$604.9 million, compared to US$663.7 million in the corresponding period of 2021.

●	Net loss from continuing operations attributable to controlling interest of JOYY[2] was US$377.5 million, compared to net income of US$73.2 million in the corresponding period of 2021, primarily due to an impairment loss from an equity method investment recognized in the fourth quarter of 2022.

●	Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY[3] was US$50.0 million, compared to non-GAAP net income of US$98.3 million in the corresponding period of 2021.

Full Year 2022 Highlights

●	Net revenues were US$2,411.5 million, compared to US$2,619.1 million in 2021.

●	Net income from continuing operations attributable to controlling interest of JOYY was US$128.9 million, compared to net loss of US$115.9 million in 2021, primarily as a result of improved gross margin, disciplined marketing spending and enhanced operating efficiency at the group level.

●	Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$199.3 million, compared to non-GAAP net income of US$108.9 million in 2021.

Fourth Quarter 2022 Operational Highlights

●	Average mobile MAUs of Bigo Live increased by 14.3% to 36.8 million from 32.2 million in the corresponding period of 2021.

●	Average mobile MAUs of Likee decreased by 32.4% to 45.3 million from 67.0 million in the corresponding period of 2021, primarily due to reduced spending on user acquisition via advertisement.

●	Average mobile MAUs of Hago decreased by 29.5% to 6.7 million from 9.5 million in the corresponding period of 2021, primarily due to reduced spending on user acquisition via advertisement.

●	Global average mobile MAUs[4] decreased by 4.3% to 267.9 million from 280.0 million in the corresponding period of 2021, primarily due to the decrease in average mobile MAUs of Likee and Hago.

●	Total number of paying users of BIGO (including Bigo Live, Likee and imo)[5] increased by 2.6% to 1.55 million from 1.51 million in the corresponding period of 2021.

●	Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)[6] decreased to US$251.3 from US$320.2 in the corresponding period of 2021.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “2022 marked a year of uncertainty for global companies, as we continued to navigate a complex macro environment. Despite these short-term challenges, we have taken actions to remain focused on the cultivation of our user community, improve content quality, deepen user engagement on our products, and prioritize sustainable, high-quality growth. By concentrating on the factors that we can control, and backed by our strong execution capabilities, our efforts yielded meaningful results. Specifically, we continued our path to sustainable profitability at the group level for the second consecutive year. Bigo Live's MAUs grew by 14.3% year over year in the quarter, continuing the trajectory of accelerating growth. We also remained committed to returning value to shareholders in 2022, as we paid cash dividends in an aggregate amount of US$145.9 million in accordance with our quarterly dividend policy and repurchased a total of US$138.1 million of shares under the authorized share repurchase program.”

“Looking ahead, although we still expect to face certain near-term macro uncertainties, we are confident that long-term opportunities in global markets remain enormous. We will remain adaptive to the macro environment, and in the meantime, we will prioritize resources allocation to businesses that align with our long-term strategies and are expected to shape our core capabilities. With our proven resilient business model and strong cash position, we believe we will be better positioned to capture long-term growth opportunities and generate sustainable shareholder value.”

Fourth Quarter 2022 Financial Results

NET REVENUES

Net revenues were US$604.9 million in the fourth quarter of 2022, compared to US$663.7 million in the corresponding period of 2021.

Live streaming revenues were US$527.4 million in the fourth quarter of 2022, compared to US$620.9 million in the corresponding period of 2021, primarily due to the decrease in the average revenue per paying user of BIGO, as global macroeconomic uncertainties and the appreciation of U.S. dollars against certain other local currencies negatively affected users’ paying activities.

Other revenues increased by 80.9% to US$77.5 million in the fourth quarter of 2022 from US$42.8 million in the corresponding period of 2021.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 10.8% to US$392.6 million in the fourth quarter of 2022 from US$440.2 million in the corresponding period of 2021. Revenue-sharing fees and content costs were US$247.5 million in the fourth quarter of 2022, compared to US$297.3 million in the corresponding period of 2021.

Gross profit was US$212.3 million in the fourth quarter of 2022, compared to US$223.5 million in the corresponding period of 2021. Gross margin improved to 35.1% in the fourth quarter of 2022 from 33.7% in the corresponding period of 2021, primarily due to optimization of revenue sharing cost and other operational costs.

OPERATING INCOME

Operating expenses were US$231.2 million in the fourth quarter of 2022, compared to US$168.2 million in the corresponding period of 2021. Among the operating expenses, sales and marketing expenses decreased to US$100.8 million in the fourth quarter of 2022 from US$112.6 million in the corresponding period of 2021, primarily due to the Company’s reduced spending on user acquisition via advertisement for Likee and Hago. Research and development expenses increased to US$73.6 million in the fourth quarter of 2022 from US$29.3 million in the corresponding period of 2021, primarily due to increased personnel-related expenses of BIGO and the recent consolidation of an investee.

Operating loss was US$14.2 million in the fourth quarter of 2022, compared to operating income of US$60.6 million in the corresponding period of 2021. Operating loss margin was 2.3% in the fourth quarter of 2022, compared to operating income margin of 9.1% in the corresponding period of 2021.

Non-GAAP operating income7 was US$27.8 million in the fourth quarter of 2022, compared to US$83.5 million in the corresponding period of 2021. Non-GAAP operating income margin8 was 4.6% in the fourth quarter of 2022, compared to 12.6% in the corresponding period of 2021.

NET INCOME

Net loss from continuing operations attributable to controlling interest of JOYY was US$377.5 million in the fourth quarter of 2022, compared to net income of US$73.2 million in the corresponding period of 2021, primarily due to an impairment loss of US$417.2 million from an equity method investment recognized in share of loss in equity method investments during the quarter.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$50.0 million in the fourth quarter of 2022, compared to US$98.3 million in the corresponding period of 2021. Non-GAAP net income margin9 was 8.3% in the fourth quarter of 2022, compared to non-GAAP net income margin of 14.8% in the corresponding period of 2021.

NET INCOME PER ADS

Diluted net loss from continuing operations per ADS10 was US$5.38 in the fourth quarter of 2022, compared to diluted net income of US$0.85 in the corresponding period of 2021.

Non-GAAP diluted net income from continuing operations per ADS11 was US$0.65 in the fourth quarter of 2022, compared to US$1.15 in the corresponding period of 2021.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$4,288.7 million. For the fourth quarter of 2022, net cash from operating activities was US$75.6 million.

SHARES OUTSTANDING

As of December 31, 2022, the Company had a total of 1,392.7 million common shares outstanding, representing the equivalent of 69.6 million ADSs assuming the conversion of all ordinary shares into ADSs.

Full Year 2022 Financial Results

Net revenues for the full year of 2022 were US$2,411.5 million, compared to US$2,619.1 million in 2021.

Operating income was US$50.7 million for the full year of 2022, compared to operating loss of US$106.7 million in 2021. Operating income margin was 2.1 % in 2022, compared to operating loss margin of 4.1% in 2021.

Non-GAAP operating income for the full year of 2022 increased by 127.3% to US$164.0 million from US$72.1 million in 2021. Non-GAAP operating income margin was 6.8 % in 2022, compared to 2.8% in 2021.

Net income from continuing operations attributable to controlling interest of JOYY for the full year of 2022 was US$128.9 million, compared to net loss of US$115.9 million in 2021. Net income margin for the full year of 2022 was 5.3%, compared to net loss margin of 4.4% in 2021.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY for the full year of 2022 increased by 83.0% to US$199.3 million from US$108.9 million in 2021. Non-GAAP net income margin for the full year of 2022 was 8.3%, compared to 4.2% in 2021.

Diluted net income from continuing operations per ADS for the full year of 2022 was US$1.59, compared to diluted net loss of US$1.60 in 2021. Non-GAAP diluted net income from continuing operations per ADS was US$2.54 in 2022, compared to US$1.32 in the corresponding period of 2021.

Business Outlook

For the first quarter of 2023, the Company expects net revenues to be between US$552 million and US$570 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Quarterly Dividend

The Company’s board of directors approved a quarterly dividend policy in 2020, taking the policies adopted on August 11, 2020 and November 16, 2020, respectively, as a whole, for three years commencing in the fourth quarter of 2020. Pursuant to this quarterly dividend policy, the board of directors has accordingly declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the fourth quarter of 2022, which is expected to be paid on April 28, 2023 to shareholders of record as of the close of business on April 13, 2023. The ex-dividend date will be April 12, 2023. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Recent Developments

Share Repurchase Program

In November 2021, the Company announced that its board of directors has authorized an additional share repurchase plan under which the Company may repurchase up to US$1 billion of its shares between November 2021 and November 2022 (the “2021 Share Repurchase Program”). In November 2022, the Company’s board of directors authorized the continued usage of the unutilized quota under the 2021 Share Repurchase Program, which amounted to US$800 million then, for another 12-month period beginning from the end of November 2022. In the fourth quarter of 2022, the Company had repurchased US$31.8 million of its shares, bringing the cumulative repurchases in the full year of 2022 to approximately US$138.1 million. As of December 31, 2022, the Company had repurchased approximately US$173.8 million of its shares pursuant to the 2021 Share Repurchase Program, as amended.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Wednesday, March 15, 2023 (9:00 AM Singapore/Hong Kong Time on Thursday, March 16, 2023). Details for the conference call are as follows:

Event Title: JOYY Inc. Fourth Quarter and Full Year 2022 Earnings Conference Call

Conference ID: #10029496

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

https://s1.c-conf.com/diamondpass/10029496-oiro78.html

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.joyy.com.

The replay will be accessible through March 23, 2023, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10029496

About JOYY Inc.

JOYY is a leading global social media company that enables users to interact with each other in real time through online live media. On a mission to connect people and enrich their lives through video, JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social interaction and entertainment, and instant messaging product and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in global economic and business conditions; the impact of the COVID-19 to JOYY’s business operations and the global economy; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY, non-GAAP net (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments(refers to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income (loss) from continuing operations attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1            On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live business since February 8, 2021. On August 22, 2022, the Company announced that it has entered into a share subscription agreement with Shopline Corporation Limited (“Shopline”). As a result of and upon the closing of the proposed financing transaction, the financial results of Shopline have been fully consolidated by the Company since September 6, 2022. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

For the avoidance of confusion, the continuing operations for the three months ended December 31, 2021, September 30, 2022 and December 31, 2022, the twelve months ended December 31, 2021 and December 31, 2022 as presented in this press release primarily consisted of BIGO, excluding YY Live.

2          Net income (loss) from continuing operations attributable to controlling interest of JOYY, is net income (loss) from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3            Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net loss from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$427.6 million and US$25.0 million in the fourth quarter of 2022 and 2021, respectively. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

4            Refers to mobile average monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5            The paying users are calculated by number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on platforms including Bigo Live, Likee and imo at least once during the relevant period.

6            Average revenue per user is calculated by dividing our total revenues from live streaming on platforms including Bigo Live, Likee and imo during a given period by the number of paying users for our live streaming services on these platforms for that period.

7 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

8            Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

9            Non-GAAP net income (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues.

10            ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11            Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2021	December 31, 2022
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,837,185	1,214,449
Restricted cash and cash equivalents	297,022	303,370
Short-term deposits	1,604,198	2,360,545
Restricted short-term deposits	285	47,741
Short-term investments	946,543	362,640
Accounts receivable, net	114,372	117,927
Amounts due from related parties	56,984	1,794
Prepayments and other current assets(1)	213,733	236,183

Total current assets	5,070,322	4,644,649

Non-current assets
Investments	1,022,455	660,404
Property and equipment, net	365,392	343,201
Land use rights, net	370,052	330,005
Intangible assets, net	312,082	398,300
Right-of-use assets, net	16,565	33,196
Goodwill	1,958,263	2,649,307
Other non-current assets	4,881	12,591

Total non-current assets	4,049,690	4,427,004

Total assets	9,120,012	9,071,653

Liabilities, mezzanine equity and shareholders’ equity
Short-term loan	-	37,270
Accounts payable	18,011	56,000
Deferred revenue	60,910	86,014
Advances from customers	3,426	3,532
Income taxes payable	65,738	78,103
Accrued liabilities and other current liabilities(1)	2,345,838	2,360,002
Amounts due to related parties	6,931	3,225
Lease liabilities due within one year	11,041	12,451
Convertible bonds	-	435,087

Total current liabilities	2,511,895	3,071,684

Non-current liabilities
Convertible bonds	924,077	401,173
Lease liabilities	5,734	21,601
Deferred revenue	6,422	9,765
Deferred tax liabilities	36,214	64,262
Other non-current liabilities	7,372	436

Total non-current liabilities	979,819	497,237

Total liabilities	3,491,714	3,568,921

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2021	December 31, 2022
	US$	US$
Mezzanine equity	65,833	91,366

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 1,146,336,305 shares outstanding as of December 31, 2021; 1,317,840,464 shares issued and 1,066,177,028 shares outstanding as of December 31, 2022, respectively)	13	13
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively)	3	3
Treasury Shares (US$0.00001 par value; 171,504,159 and 251,663,436 shares held as of December 31, 2021 and December 31, 2022, respectively)	(526,724)	(655,141)
Additional paid-in capital	3,246,523	3,277,978
Statutory reserves	26,804	32,536
Retained earnings	2,712,534	2,685,063
Accumulated other comprehensive income	69,175	(162,235)

Total JOYY Inc.’s shareholders’ equity	5,528,328	5,178,217

Non-controlling interests	34,137	233,149

Total shareholders’ equity	5,562,465	5,411,366

Total liabilities, mezzanine equity and shareholders’ equity	9,120,012	9,071,653

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The considerations received by the Company so far were recorded as advance payments received within accrued liabilities and other current liabilities.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2021	December 31, 2022
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	620,868	542,757	527,423	2,476,790	2,225,518
Others	42,841	43,972	77,486	142,261	185,998

Total net revenues	663,709	586,729	604,909	2,619,051	2,411,516

Cost of revenues(2)	(440,187)	(366,514)	(392,579)	(1,781,150)	(1,559,388)

Gross profit	223,522	220,215	212,330	837,901	852,128

Operating expenses(2)
Research and development expenses	(29,306)	(61,207)	(73,626)	(279,781)	(261,807)
Sales and marketing expenses	(112,577)	(96,841)	(100,812)	(468,407)	(400,435)
General and administrative expenses	(26,343)	(44,165)	(41,886)	(221,731)	(141,826)
Goodwill impairment	-	-	(14,830)	-	(14,830)

Total operating expenses	(168,226)	(202,213)	(231,154)	(969,919)	(818,898)

Gain on disposal of subsidiaries	-	-	-	4,959	-
Other income	5,277	1,825	4,653	20,376	17,505

Operating income (loss)	60,573	19,827	(14,171)	(106,683)	50,735

Interest expenses	(3,265)	(3,163)	(3,182)	(14,475)	(12,770)
Interest income and investment income	21,272	24,967	32,020	91,233	93,148
Foreign currency exchange (losses) gain, net	(2,183)	15,564	(13,043)	(13,377)	11,666
(Loss) gain on disposal and deemed disposal of investments	(2,073)	223	2,365	(23,762)	4,113
Gain (loss) on fair value change of investments	13,106	430,622	12,532	(15,435)	424,304
Gain on extinguishment of debt and derivative	4,024	56,159	1,087	5,291	63,378
Other non-operating expenses	-	-	-	(381)	-

Income (loss) before income tax expenses	91,454	544,199	17,608	(77,589)	634,574

Income tax expenses	(3,081)	(7,881)	(4,555)	(25,745)	(34,575)

Income (loss) before share of loss in equity method investments, net of income taxes	88,373	536,318	13,053	(103,334)	599,999

Share of loss in equity method investments, net of income taxes	(20,288)	(26,800)	(403,105)	(26,217)	(498,431)

Net income (loss) from continuing operations	68,085	509,518	(390,052)	(129,551)	101,568

Net income from discontinued operations	-	-	-	35,567	-

Net income (loss)	68,085	509,518	(390,052)	(93,984)	101,568

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	5,161	5,735	12,516	13,691	27,323

Net income (loss) attributable to controlling interest of JOYY Inc.	73,246	515,253	(377,536)	(80,293)	128,891

Net income (loss) from continuing operations attributable to controlling interest of JOYY Inc.	73,246	515,253	(377,536)	(115,860)	128,891
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	-	-	-	35,567	-

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,250)	(1,396)	(1,530)	(5,236)	(5,426)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	(1,000)	(1,000)	(4,000)	(4,000)

Net income (loss) attributable to common shareholders of JOYY Inc.	70,996	512,857	(380,066)	(89,529)	119,465
Including:
Net income (loss) from continuing operations attributable to common shareholders of JOYY Inc.	70,996	512,857	(380,066)	(125,096)	119,465
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	-	-	-	35,567	-

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2021	December 31, 2022
	US$	US$	US$	US$	US$
Net income (loss) per ADS
—Basic	0.92	7.12	(5.38)	(1.14)	1.66
Continuing operations	0.92	7.12	(5.38)	(1.60)	1.66
Discontinued operations	-	-	-	0.46	-
—Diluted	0.85	6.28	(5.38)	(1.14)	1.59
Continuing operations	0.85	6.28	(5.38)	(1.60)	1.59
Discontinued operations	-	-	-	0.46	-

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	76,863,050	72,060,234	70,629,666	78,100,800	71,969,510
—Diluted	87,843,898	82,157,570	70,629,666	78,100,800	82,272,422

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended			Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2021	December 31, 2022
	US$	US$	US$	US$	US$
Mainland China	105,781	118,598	107,448	426,236	464,919
Others	515,087	424,159	419,975	2,050,554	1,760,599

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2021	December 31, 2022
	US$	US$	US$	US$	US$
Cost of revenues	1,972	1,056	1,240	8,089	8,185
Research and development expenses	5,811	6,649	7,018	24,053	25,170
Sales and marketing expenses	283	(62)	306	1,285	777
General and administrative expenses	2,460	2,182	2,426	(45)	9,964

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2021	December 31, 2022
	US$	US$	US$	US$	US$
Operating income (loss)	60,573	19,827	(14,171)	(106,683)	50,735
Share-based compensation expenses	10,526	9,825	10,990	33,382	44,096
Amortization of intangible assets from business acquisitions	12,401	13,474	16,108	56,775	54,356
Impairment of goodwill and investments	-	-	14,830	93,632	14,830
Gain on disposal of subsidiaries	-	-	-	(4,959)	-

Non-GAAP operating income	83,500	43,126	27,757	72,147	164,017

Net income (loss) from continuing operations	68,085	509,518	(390,052)	(129,551)	101,568
Share-based compensation expenses	10,526	9,825	10,990	33,382	44,096
Amortization of intangible assets from business acquisitions	12,401	13,474	16,108	56,775	54,356
Impairment of goodwill and investments	-	-	14,830	93,632	14,830
Gain on disposal of subsidiaries	-	-	-	(4,959)	-
Loss (gain) on disposal and deemed disposal of investments	2,073	(223)	(2,365)	23,762	(4,113)
(Gain) loss on fair value change of investments	(13,106)	(430,622)	(12,532)	15,435	(424,304)
Reconciling items on the share of equity method investments	13,313	26,679	406,073	7,341	456,669
Gain on extinguishment of debt and derivative	(4,024)	(56,159)	(1,087)	(5,291)	(63,378)
Interest expenses related to the convertible bonds’ amortization to face value	616	601	601	2,737	2,450
Income tax effects on non-GAAP adjustments	3,496	(2,591)	72	2,756	(3,204)

Non-GAAP net income from continuing operations	93,380	70,502	42,638	96,019	178,970

Net income (loss) from continuing operations attributable to common shareholders of JOYY Inc.	70,996	512,857	(380,066)	(125,096)	119,465
Share-based compensation expenses	10,526	9,825	10,990	33,382	44,096
Amortization of intangible assets from business acquisitions	12,401	13,474	16,108	56,775	54,356
Impairment of goodwill and investments	-	-	14,830	93,632	14,830
Gain on disposal of subsidiaries	-	-	-	(4,959)	-
Loss (gain) on disposal and deemed disposal of investments	2,073	(223)	(2,365)	23,762	(4,113)
(Gain) loss on fair value change of investments	(13,106)	(430,622)	(12,532)	15,435	(424,304)
Reconciling items on the share of equity method investments	13,313	26,679	406,073	7,341	456,669
Gain on extinguishment of debt and derivative	(4,024)	(56,159)	(1,087)	(5,291)	(63,378)
Interest expenses related to the convertible bonds’ amortization to face value	616	601	601	2,737	2,450
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	2,250	2,396	2,530	9,236	9,426
Income tax effects on non-GAAP adjustments	3,496	(2,591)	72	2,756	(3,204)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(267)	698	(5,134)	(832)	(6,995)

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	98,274	76,935	50,020	108,878	199,298
Non-GAAP net income from continuing operations per ADS
—Basic	1.28	1.07	0.71	1.39	2.77
—Diluted	1.15	0.96	0.65	1.32	2.54
Weighted average number of ADS used in calculating Non-GAAP net income from continuing operations per ADS
—Basic	76,863,050	72,060,234	70,629,666	78,100,800	71,969,510
—Diluted	87,843,898	82,157,570	80,812,793	90,356,389	82,272,422

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2022

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	452,425	74,998	-	527,423
Others	24,038	53,480	(32)	77,486

Total net revenues	476,463	128,478	(32)	604,909

Cost of revenues(2)	(296,865)	(95,746)	32	(392,579)

Gross profit	179,598	32,732	-	212,330

Operating expenses(2)
Research and development expenses	(39,927)	(33,699)	-	(73,626)
Sales and marketing expenses	(75,458)	(25,354)	-	(100,812)
General and administrative expenses	(12,394)	(29,492)	-	(41,886)
Goodwill impairment	-	(14,830)	-	(14,830)

Total operating expenses	(127,779)	(103,375)	-	(231,154)

Other income	3,904	749	-	4,653

Operating income (loss)	55,723	(69,894)	-	(14,171)

Interest expenses	(1,311)	(2,884)	1,013	(3,182)
Interest income and investment income	4,400	28,633	(1,013)	32,020
Foreign currency exchange losses, net	(12,250)	(793)	-	(13,043)
Gain on extinguishment of debt and derivative	-	1,087	-	1,087
Gain on disposal and deemed disposal of investments	-	2,365	-	2,365
Gain on fair value change of investments	1,612	10,920	-	12,532

Income (loss) before income tax expenses	48,174	(30,566)	-	17,608

Income tax expenses	(3,523)	(1,032)	-	(4,555)

Income (loss) before share of loss in equity method investments, net of income taxes	44,651	(31,598)	-	13,053

Share of loss in equity method investments, net of income taxes	-	(403,105)	-	(403,105)

Net income (loss) from continuing operations	44,651	(434,703)	-	(390,052)

(1)	The elimination mainly consists of revenues and expenses generated from services among Bigo and all other segments, and interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2022

	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	680	560	1,240
Research and development expenses	3,158	3,860	7,018
Sales and marketing expenses	122	184	306
General and administrative expenses	850	1,576	2,426

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2022

	Bigo	All other	Total
	US$	US$	US$
Operating income (loss)	55,723	(69,894)	(14,171)
Share-based compensation expenses	4,810	6,180	10,990
Amortization of intangible assets from business acquisitions	11,225	4,883	16,108
Impairment of goodwill and investments	-	14,830	14,830

Non-GAAP operating income (loss)	71,758	(44,001)	27,757

Net income (loss) from continuing operations	44,651	(434,703)	(390,052)
Share-based compensation expenses	4,810	6,180	10,990
Amortization of intangible assets from business acquisitions	11,225	4,883	16,108
Impairment of goodwill and investments	-	14,830	14,830
Gain on fair value change of investments	(1,612)	(10,920)	(12,532)
Gain on disposal and deemed disposal of investments	-	(2,365)	(2,365)
Reconciling items on the share of equity method investments	-	406,073	406,073
Gain on extinguishment of debt and derivative	-	(1,087)	(1,087)
Interest expenses related to the convertible bonds’ amortization to face value	-	601	601
Income tax effects on non-GAAP adjustments	(1,415)	1,487	72

Non-GAAP net income (loss) from continuing operations	57,659	(15,021)	42,638

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2022

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	459,020	83,737	-	542,757
Others	24,312	19,709	(49)	43,972

Total net revenues	483,332	103,446	(49)	586,729

Cost of revenues(2)	(292,662)	(73,901)	49	(366,514)

Gross profit	190,670	29,545	-	220,215

Operating expenses(2)
Research and development expenses	(35,618)	(25,589)	-	(61,207)
Sales and marketing expenses	(75,460)	(21,381)	-	(96,841)
General and administrative expenses	(22,715)	(21,450)	-	(44,165)

Total operating expenses	(133,793)	(68,420)	-	(202,213)

Other income	1,088	737	-	1,825

Operating income (loss)	57,965	(38,138)	-	19,827

Interest expenses	(1,242)	(2,873)	952	(3,163)
Interest income and investment income	2,439	23,480	(952)	24,967
Foreign currency exchange gains, net	15,388	176	-	15,564
Gain on extinguishment of debt and derivative	-	56,159	-	56,159
Gain on disposal and deemed disposal of investments	-	223	-	223
Gain on fair value change of investments	367	430,255	-	430,622

Income before income tax expenses	74,917	469,282	-	544,199

Income tax expenses	(4,435)	(3,446)	-	(7,881)

Income before share of loss in equity method investments, net of income taxes	70,482	465,836	-	536,318

Share of loss in equity method investments, net of income taxes	-	(26,800)	-	(26,800)

Net income from continuing operations	70,482	439,036	-	509,518

(1)	The elimination mainly consists of revenues and expenses generated from services among Bigo and all other segments, and interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2022

	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	357	699	1,056
Research and development expenses	3,231	3,418	6,649
Sales and marketing expenses	(158)	96	(62)
General and administrative expenses	766	1,416	2,182

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2022

	Bigo	All other	Total
	US$	US$	US$
Operating income (loss)	57,965	(38,138)	19,827
Share-based compensation expenses	4,196	5,629	9,825
Amortization of intangible assets from business acquisitions	11,225	2,249	13,474

Non-GAAP operating income (loss)	73,386	(30,260)	43,126

Net income from continuing operations	70,482	439,036	509,518
Share-based compensation expenses	4,196	5,629	9,825
Amortization of intangible assets from business acquisitions	11,225	2,249	13,474
Gain on fair value change of investments	(367)	(430,255)	(430,622)
Gain on disposal and deemed disposal of investments	-	(223)	(223)
Reconciling items on the share of equity method investments	-	26,679	26,679
Gain on extinguishment of debt and derivative	-	(56,159)	(56,159)
Interest expenses related to the convertible bonds’ amortization to face value	-	601	601
Income tax effects on non-GAAP adjustments	(1,415)	(1,176)	(2,591)

Non-GAAP net income (loss) from continuing operations	84,121	(13,619)	70,502

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2021

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	548,764	72,104	-	620,868
Others	27,365	15,543	(67)	42,841

Total net revenues	576,129	87,647	(67)	663,709

Cost of revenues(2)	(369,437)	(70,817)	67	(440,187)

Gross profit	206,692	16,830	-	223,522

Operating expenses(2)
Research and development expenses	(17,828)	(11,478)	-	(29,306)
Sales and marketing expenses	(91,836)	(20,741)	-	(112,577)
General and administrative expenses	(9,353)	(16,990)	-	(26,343)

Total operating expenses	(119,017)	(49,209)	-	(168,226)

Other income	1,208	4,069	-	5,277

Operating income (loss)	88,883	(28,310)	-	60,573

Interest expenses	(558)	(3,264)	557	(3,265)
Interest income and investment income	677	21,152	(557)	21,272
Foreign currency exchange (losses) gains, net	(3,128)	945	-	(2,183)
Gain on extinguishment of debt and derivative	-	4,024	-	4,024
Loss on disposal and deemed disposal of investments	-	(2,073)	-	(2,073)
Gain on fair value change of investments	-	13,106	-	13,106

Income before income tax expenses	85,874	5,580	-	91,454

Income tax expenses	(2,543)	(538)	-	(3,081)

Income before share of loss in equity method investments, net of income taxes	83,331	5,042	-	88,373

Share of loss in equity method investments, net of income taxes	-	(20,288)	-	(20,288)

Net income (loss) from continuing operations	83,331	(15,246)	-	68,085

(1)	The elimination mainly consists of revenues and expenses generated from services among Bigo and all other segments, and interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2021

	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	1,318	654	1,972
Research and development expenses	3,526	2,285	5,811
Sales and marketing expenses	136	147	283
General and administrative expenses	1,250	1,210	2,460

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2021

	Bigo	All other	Total
	US$	US$	US$
Operating income (loss)	88,883	(28,310)	60,573
Share-based compensation expenses	6,230	4,296	10,526
Amortization of intangible assets from business acquisitions	11,225	1,176	12,401

Non-GAAP operating income (loss)	106,338	(22,838)	83,500

Net income (loss) from continuing operations	83,331	(15,246)	68,085
Share-based compensation expenses	6,230	4,296	10,526
Amortization of intangible assets from business acquisitions	11,225	1,176	12,401
Gain on fair value change of investments	-	(13,106)	(13,106)
Loss on disposal and deemed disposal of investments	-	2,073	2,073
Reconciling items on the share of equity method investments	-	13,313	13,313
Gain on extinguishment of debt and derivative	-	(4,024)	(4,024)
Interest expenses related to the convertible bonds’ amortization to face value	-	616	616
Income tax effects on non-GAAP adjustments	2,674	822	3,496

Non-GAAP net income (loss) from continuing operations	103,460	(10,080)	93,380